UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      MERGER

         [x]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Kansas Tax-Exempt Trust Series 1

3.   Securities and Exchange Commission File No.: 811-04090

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

         [ ] Initial Application [x] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     2455 Corporate West Drive
     Lisle, Illinois 60532

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Gina Costello
     Guggenheim Funds Distributors, LLC
     2455 Corporate West Drive
     Lisle, Illinois 60532
     Telephone: (630) 505-3728

7. Name, address, and telephone number of the individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31-a1, .31-a2]:

     Guggenheim Funds Distributors, LLC
     2455 Corporate West Drive
     Lisle, Illinois 60532
     Telephone: (630) 505-3700

8.   Classification of fund (check only one):

     [ ]     Management company;

     [x]     Unit investment trust; or

     [ ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]     Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Kansas

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     not applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Guggenheim Funds Distributors, LLC
     2455 Corporate West Drive
     Lisle, IL 60532

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     Guggenheim Funds Distributors, LLC
     2455 Corporate West Drive
     Lisle, IL 60532

     (b) Trustee's name(s) and address(es):

     BNY Mellon
     2 Hanson Place, 12th Floor
     Brooklyn, NY 11217

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]      Yes               [x]     No

 15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [x]     No

          If Yes, state the date on which the board vote took place:

          If No, explain:

          no board of directors as it is a unit investment trust

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [x]      No

          If Yes, state the date on which the board vote took place:

          If No, explain:

          Each underlying series of the fund terminated in accordance with the terms of its trust indenture due to maturity, call, redemption or liquidation of the securities in each portfolio.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                           [x]     Yes               [  ]     No

(a) If Yes, list the date(s) on which the fund made those distributions: March 30, 2011 and April 5, 2011

(b)  Were the distributions made on the basis of net assets?

                           [x]     Yes               [  ]     No
(c)  Were the distributions made pro rata based on share ownership?

                           [x]     Yes               [  ]     No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

                           [  ]    Yes               [  ]     No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities? NOT APPLICABLE

                           [  ]    Yes               [  ]     No


18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     yes

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                           [   ]    Yes              [x]     No

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                           [  ]     Yes              [x]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                           [   ]    Yes              [x]     No

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  List the expenses incurred in connection with the Merger or Liquidation:

     Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                           [   ]    Yes              No       [x]

V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [x]     No

25. Is the fund now engaged, or intending to engage, in any business activity other than those necessary for winding up its affairs?

         [  ]     Yes               [x]     No

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger: NOT APPLICABLE


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: NOT APPLICABLE

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: NOT APPLICABLE

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form. NOT APPLICABLE

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kansas Tax Exempt Trust, Series 1, (ii) he or she is an authorized signatory of Kansas Tax Exempt Trust, Series 1, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his or her knowledge, information, and belief.


                                               /s/ Dominick Cogliandro
                                               -----------------------------
                                               Authorized Signatory
                                               Kansas Tax Exempt Trust, Series 1